                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

July 21, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the supplementary correspondence for the correspondence sent on July 20, 2010 to further address your comments made on July 20, 2010, with reference to sixth amendment of the Company's Registration Statement Form S-1 filed on July 13, 2010.

We write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

Note: we put revised words in Italic, and marked with underline only here, not in formal text of No.8 of Amendment.

General

     1. Answer: On page 13, we add Risk Factor 18.

18. Our company’s spin-off is without the effectiveness of a registration statement, which may hurt our company in both economy and reputation if the shareholders return the distributed shares to us.

USChina Taiwan finished the spin-off on March 15, 2010, without the effectiveness of a registration statement. Shareholders have the decision rights to return the shares to the company or USChina Channel, then request to repurchase the shares after the registration effective, which would hurt the reputation and economy of our company. Although we don't have any shareholder to show any intention to withdraw the distributed shares so far, it is no guarantee that they will not do it in the future.

Management's Discussion and Analysis or Plan of Operation, Page 30

3. Answer: We deleted all words of “imputed” in the text, and erased the paragraph of Imputed Interests on Page 45, 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Notes of the Financial Statements

On page 32 we deleted the note of(note: how to accounting both the loan and the imputed interests listed on Page 45, 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Notes of the Financial Statements).

On Notes 5, we add:

(note: there is no interest imputed).

Financial Statements

General

     4. Answer: On page 26, we revise “we distributed…” to “our parent company distributed…”

 Item 16, Exhibits, page 52

    6. Answer:  New consent letter from auditors attached.

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